Exhibit 10.4

                                AMENDMENT NO. 1 TO
                      2000 AIRCRAFT APPEARANCE TECHNICIANS
                         NON-QUALIFIED STOCK OPTION PLAN

      SOUTHWEST AIRLINES CO., a Texas corporation (the "Company"), hereby formulates and adopts this Amendment No. 1 to the Company's 2000 Aircraft Appearance Technicians Non-Qualified Stock Option Plan (the "Plan") effective June 25, 2003.

      1. The Plan is hereby amended to increase the number of shares of the Company's Common Stock issuable thereunder by 300,000 shares, subject to the provisions of paragraph 12 of the Plan.

      2. The first sentence of Paragraph 6 is hereby amended to change the date therein from February 16, 2009 to February 16, 2011.

      3. Clause (b)(1) of Paragraph 7 is hereby amended to read as follows:

            "(1) February 16, 2009, or, with respect to options granted pursuant to paragraph 3(f), such date as may be designated by the Compensation Committee of the Board of Directors of the Company, or such other committee as may be appointed by the Board, but not later than February 16, 2011."

      4. Paragraph 3 is hereby amended to add a new subparagraph (f) to read as follows:

            "(f) In addition to the grants currently described in Exhibit A, the Compensation Committee of the Board of Directors of the Company, or such other committee as may be appointed by the Board, may grant options from time to time to persons eligible to receive options under the Plan in such Committee's discretion or as agreed to between the Company and the collective bargaining representative of the eligible employees."

      5. Except as expressly amended hereby, the Plan shall remain in full force and effect.